EXHIBIT 4.4

DESCRIPTION OF COMMON STOCK
The following summary of our common stock is based on and qualified by our Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and Amended and Restated By-laws ("By-laws"), copies of which have been filed by us with the Securities and Exchange Commission. For a complete description of our common stock, you should refer to our Certificate of Incorporation, our By-laws and applicable provisions of the Delaware General Corporation Law, Title 8, Chapter 1. As used in this "Description of Common Stock," the terms “Verint,” “we,” “us” and “our” refer only to Verint Systems Inc. and not to any of our subsidiaries.
Authorized Capital Stock
Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), and 2,207,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock").
Liquidation
In the event of our liquidation, dissolution or winding up, holders of shares of our Common Stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of Preferred Stock.
Dividends
Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of shares of our Common Stock are entitled to receive ratably such dividends, if any, as our board of directors may declare on the Common Stock out of funds legally available for that purpose.
Our credit agreement contains a restrictive covenant which limits our ability to pay cash dividends or other distributions on our Common Stock.
Voting Rights
Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. A majority of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote is required for any action by the stockholders (a) except as otherwise provided by law or our Certificate of Incorporation and (b) except that directors are to be elected by a plurality of the votes cast at elections. Holders of shares of our Common Stock do not have cumulative voting rights in the election of directors.
Other Rights and Preferences
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of shares of our Common Stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of Preferred Stock.

Listing
Our Common Stock is traded on The Nasdaq Global Select Stock Market under the trading symbol "VRNT."
Future Issuance of Preferred Stock
Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of Preferred Stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our board of directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights that could adversely affect the holders of shares of Common Stock.

Certain Provisions of our Certificate of Incorporation and our By-laws
Our Certificate of Incorporation and By-laws contain certain provisions that could make it more difficult for a third party to acquire us by means of a tender offer, a proxy contest or otherwise.
Advance Notice Procedures
Our By-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before a meeting of our stockholders. These procedures provide that only persons who are nominated by or at the direction of our board of directors or by a stockholder who has given timely notice in proper written form to our secretary prior to the annual or special meeting at which directors are to be elected will be eligible for election as directors. These procedures also require that, in order to raise matters at an annual meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely notice in proper written form to our secretary of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.
Authorized but Unissued Shares
The authorized but unissued shares of our Common Stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions. Its address is P.O. Box 1342, Brentwood, NY 11717 and its telephone number at this location is 877-830-4936.